# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LUNA INNOVATIONS INC, CIK 0001239819
CUSIP: 550351100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 FIRST STREET SW, SUITE 200, ROANOKE, Virginia (VA), 24011
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001166152

## Reporting persons
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FROHLICH PHIL: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: LUNA INNOVATIONS INC
Address of issuer's principal executive offices: 301 FIRST STREET SW, SUITE 200, ROANOKE, VIRGINIA, 24011.

## Item 2. Person Filing
Name of person filing: Prescott Group Capital Management, L.L.C. ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P. ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P. ("Prescott Small Cap II" and, together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Aggressive Small Cap Master Fund, G.P. ("Master Fund") and Mr. Phil Frohlich (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104
Citizenship: Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. The Master Fund is an Oklahoma general partnership. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Each of Prescott Capital, the Small Cap Funds, the Master Fund and Mr. Phil Frohlich are no longer the beneficial owners of any shares of Common Stock, $0.001 par value per share ("Common Stock") of Luna Innovations Incorporated (the "Issuer") as of September 30, 2026. Accordingly, this Amendment No. 1 to Schedule 13G constitutes an exit filing for each of the Reporting Persons.
Percent of class: Each of Prescott Capital, the Small Cap Funds, the Master Fund and Mr. Phil Frohlich are the beneficial owners of 0.0% of the outstanding shares of Common Stock of the Issuer as of September 30, 2026.
Sole power to vote or to direct the vote: The information in Item 5 of the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information in Item 6 of the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information in Item 7 of the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information in Item 8 of the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to the Schedule G filed on January 14, 2025 by the Reporting Persons with the SEC (https://www.sec.gov/Archives/edgar/data/1239819/000095017025005223/0000950170-25-005223-index.html)

## Signatures
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: /s/ Phil Frohlich, Phil Frohlich, Managing Member (11/02/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (11/02/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (11/02/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: /s/ Phil Frohlich, See Comments (11/02/2026)
- FROHLICH PHIL: /s/ Phil Frohlich, Phil Frohlich, self (11/02/2026)
Comment: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of Prescott Group Aggressive Small Cap, L.P.